                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*

                           NEWMONT MINING CORPORATION
                       ---------------------------------
                                (Name of Issuer)

                         Common Stock, $1.60 Par Value
                       ---------------------------------
                         (Title of Class of Securities)

                                   651639106
                          ---------------------------
                                 (CUSIP Number)

                             Stephen M. Vine, Esq.
                   Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                                399 Park Avenue
                           New York, New York  10022
                                 (212) 872-1000
                 ---------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                November 7, 1995
                       ---------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         Continued on following page(s)
                               Page 1 of 8 Pages
                             Exhibit Index: None

                                  SCHEDULE 13D
CUSIP NO. 651639106                                           PAGE 2 OF 8 PAGES


1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                 GEORGE SOROS (doing business as SOROS FUND MANAGEMENT)

2        Check the Appropriate Box If a Member of a Group*
                                             a.  /x/
                                             b.  / /

3        SEC Use Only

4        Source of Funds*

                 AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) / /

6        Citizenship or Place of Organization

                 UNITED STATES

                          7       Sole Voting Power
  Number of                                 9,183,434
   Shares
Beneficially              8       Shared Voting Power
  Owned By                                  11,266
    Each
  Reporting               9       Sole Dispositive Power
   Person                                   9,183,434
    With
                          10      Shared Dispositive Power
                                            11,266

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            9,194,700

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
                                          /x/

13       Percent of Class Represented By Amount in Row (11)

                                            10.67%

14       Type of Reporting Person*

         IA; IN

                                  SCHEDULE 13D
CUSIP NO. 651639106                                          PAGE 3 OF 8 PAGES

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                 STANLEY F. DRUCKENMILLER

2        Check the Appropriate Box If a Member of a Group*
                                             a.  /x/
                                             b.  / /

3        SEC Use Only

4        Source of Funds*

                 OO

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) / /

6        Citizenship or Place of Organization

                 UNITED STATES

                          7       Sole Voting Power
  Number of                                840,595
   Shares
Beneficially              8       Shared Voting Power
  Owned By                                 0
    Each
  Reporting               9       Sole Dispositive Power
   Person                                  1,301,143
    With
                          10      Shared Dispositive Power
                                           0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                           1,301,143

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
                                             /x/

13       Percent of Class Represented By Amount in Row (11)

                                           1.51%

14       Type of Reporting Person*

         IN

                 This Amendment No. 4 to Schedule 13D relates to shares of Common Stock, $1.60 par value (the "Shares"), of Newmont Mining Corporation (the "Issuer"). This Amendment No. 4 amends the initial statement on Schedule 13D dated April 30, 1993 and all amendments thereto (collectively, the "Initial Statement"). The address of the principal executive office of the Issuer is 1700 Lincoln Street, Denver, Colorado 80203. This Amendment No. 4 is being filed to report the recent disposition of certain of the Shares held for the account of Quota. Capitalized terms used herein and not otherwise defined herein shall have the meanings given to them in the Initial Statement. The Initial Statement is supplementally amended as set forth herein.

ITEM 2.  IDENTITY AND BACKGROUND.

              Updated information concerning the identity and background of the Managing Directors of SFM is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

              (a) The aggregate number of Shares of which Mr. Soros may be deemed a beneficial owner is 9,194,700 (approximately 10.67% of the total number of Shares outstanding and that would be outstanding upon conversion of the 8,200 Depository Shares held by Quasar). This number consists of:

                        (i) 9,183,434 Shares presently held by the SFM Clients; and

                        (ii) 11,266 Shares Quasar has the right to acquire upon conversion of 8,200 Depository Shares presently held by Quasar.

              The aggregate number of shares of which Priority and Mr. Druckenmiller may be deemed beneficial owners is 1,301,143 shares
(approximately 1.51% of the total number of shares outstanding).

              The filing of this statement on a joint basis by Mr. Soros and Mr. Druckenmiller shall not be construed as an admission that Mr. Soros is the beneficial owner of any Shares held or to be held for accounts of the Priority Clients nor that Mr. Druckenmiller is the beneficial owner of any Shares held or to be held for the accounts of the SFM Clients.

              (b) SFM has the sole power to direct the voting and disposition of the 9,183,434 Shares held by the SFM Clients.

              SFM shares the power to direct the disposition of the 8,200 Depository Shares held by Quasar with Nolan. The authority to vote these securities is shared by SFM and Nolan. SFM may be deemed to have the authority on behalf of Quasar to acquire the voting and dispositive power held by Nolan with respect to the Depository Shares by means of termination of the investment management agreement with Nolan relating to Quasar.

              The sole power to direct the disposition of 1,301,143 of the Shares presently owned by the Priority Clients is held by Priority. The sole authority to vote such Shares is held by the Priority Clients, except as to 840,595 Shares over which Priority has sole voting authority.

              (c) A schedule identifying all transactions in the Shares effected for the account of Quota since September 15, 1995 (sixty days prior to the date hereof) is included as Annex B hereto and is incorporated by reference in response to this Item 5(c). Each of the transactions was executed in conventional brokerage transactions on The Nasdaq Stock Market. Except for the transactions listed in Annex B, there have been no transactions in the Shares since September 15, 1995 (sixty days prior to the date hereof) by any of the Reporting Persons or other persons identified in response to Item 2 of the Initial Statement.

Item 7.

              Materials to Be Filed as Exhibits.

              (a) Power of Attorney, dated December 11, 1991, granted by Mr. George Soros in favor of Mr. Sean C. Warren (filed as Exhibit A to Amendment No. 2 to the Initial Statement and incorporated herein by reference).

              (b) Joint Filing Agreement pursuant to Rule 13d-1(f)(1) among Mr. Soros, Duquesne and Mr. Druckenmiller (filed as Exhibit B to Amendment No. 2 to the Initial Statement and incorporated herein by reference).

                                   SIGNATURES

         After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.



Date:  November 13, 1995                    GEORGE SOROS

                                            By: /s/ Sean C. Warren
                                                --------------------
                                                Sean C. Warren
                                                Attorney-in-Fact


Date:  November 13, 1995
                                            /s/ Stanley F. Druckenmiller
                                            ----------------------------
                                            Stanley F. Druckenmiller

                                    ANNEX A

         The following is a list of all of the persons who serve as Managing Directors of Soros Fund Management ("SFM"):

                              Scott K. H. Bessent
                                 Walter Burlock
                             Stanley Druckenmiller
                                 Arminio Fraga
                                 Gary Gladstein
                               Robert K. Jermain
                                David N. Kowitz
                               Donald H. Krueger
                                Elizabeth Larson
                                   Jay Misra
                              Gabriel S. Nechamkin
                                  Steven Okin
                                  Dale Precoda
                               Lief D. Rosenblatt
                                Mark D. Sonnino
                                 Sean C. Warren

Each of the above-listed persons is a United States citizen whose principal occupation is serving as Managing Director of SFM, and each has a business address c/o Soros Fund Management, 888 Seventh Avenue, New York, New York 10106. During the past five years, none of the above-listed persons has been (i) convicted in a criminal proceeding, or (ii) a party to any civil proceeding as a result of which any of such persons has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws.

                                    ANNEX B
                  RECENT TRANSACTIONS IN CLASS A COMMON STOCK
                                       OF
                           NEWMONT MINING CORPORATION

For the Account of          Date of Transaction        Nature of Transaction        Number of Shares        Price per Share($)
------------------          -------------------        ---------------------        ----------------        ------------------
 Quota Fund N.V.(1)               10/13/95                     Sale                      56,500                   40.570
                                  10/13/95                     Sale                      40,000                   40.485
                                  10/16/95                     Sale                      33,100                   39.946
                                  10/17/95                     Sale                      12,900                   39.573
                                  10/17/95                     Sale                      16,000                   39.525
                                  10/18/95                     Sale                      50,000                   39.563
                                  10/18/95                     Sale                      25,000                   39.628
                                  10/23/95                     Sale                       5,000                   39.478
                                  11/06/95                     Sale                     300,000                   39.667
                                  11/06/95                     Sale                      36,500                   39.632
                                  11/07/95                     Sale                     185,800                   40.680
                                  11/07/95                     Sale                     209,200                   40.666
                                  11/08/95                     Sale                      30,000                   41.386

---------------
(1)  Transactions effected at the direction of SFM.